FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 15
to
ANNUAL REPORT

of

QUÉBEC
(Name of Registrant)

Date of end of last fiscal year: March 31, 2013

SECURITIES REGISTERED*
(As of close of fiscal year)

	Amounts as to	Names of
Title of issue	which registration	exchanges on
	is effective	which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Dominique Poirier
Délégation générale du Québec
One Rockefeller Plaza
26th Floor
New York, N.Y. 10020-2102

Copies to:
Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(99.16)	Excerpts from Section C of “2014-2015 Budget – Budget Plan”, June 4, 2014:
	-	Québec’s economic outlook (table C.3);
	-	Canadian financial markets (table C.7).

(99.17)	Section D from “2014-2015 Budget – Budget Plan”, June 4, 2014:
	-	Return to a balanced budget 2014-2015;
	-	Revenue and expenditure of the general fund;
	-	Consolidated revenue and expenditure;
	-	Net financial requirements;
	-	Appendix: Sensitivity analysis of economic variables.

(99.18)	Section E from “2014-2015 Budget – Budget Plan”, June 4, 2014:
	-	Debt;
	-	Financing and debt management;
	-	Information on the retirement plans and on funds deposited by the Ministère des Finances with the Caisse de dépôt et placement du Québec;
	-	Credit ratings.

(99.19)	Excerpts from “2014-2015 Budget – Budget Speech”, June 4, 2014:
	-	Summary of budgetary transactions – Preliminary results for 2013-2014;
	-	Summary of budgetary transactions – Forecasts for 2014-2015;
	-	General fund revenue – Forecasts for 2014-2015;
	-	General fund expenditure – Forecasts for 2014-2015;
	-	Summary of consolidated transactions – Forecasts 2014-2015;
	-	Non-budgetary transactions – Forecasts for 2014-2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no.15 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

June 9, 2014